UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter(1) of 2026)	Previous Period (Fourth quarter(2) of 2025)		Changes (%)		Year to Year Comparison (First quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	43,923	43,287		1.47		44,537	(1.38)
	Year-to- date (“YTD”)(3) Results	43,923	N.A	*	N.A	*	44,537	(1.38)
Operating Income	Quarterly Results	5,376	1,191		351.25		5,674	(5.25)
	YTD(3) Results	5,376	N.A	*	N.A	*	5,674	(5.25)
Profit (Loss) from Continuing Operations Before Income Tax	Quarterly Results	4,656	1,378		237.75		5,079	(8.33)
	YTD(3) Results	4,656	N.A	*	N.A	*	5,079	(8.33)
Profit (Loss) for the Period	Quarterly Results	3,164	970		226.22		3,616	(12.49)
	YTD(3) Results	3,164	N.A	*	N.A	*	3,616	(12.49)
Attributable To: Controlling Interests	Quarterly Results	3,224	1,125		186.44		3,644	(11.53)
	YTD(3) Results	3,224	N.A	*	N.A	*	3,644	(11.53)

(1)	Refers to the three-month period from January 1 to March 31 of a given year.
(2)	Refers to the three-month period from October 1 to December 30 of a given year.
(3)	Refers to the three-month period from January 1 to March 31 of a given year.
*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter(1) of 2026)	Previous Period (Fourth quarter(2) of 2025)		Changes (%)		Year to Year Comparison (First quarter(1) of 2025)	Changes (%)
Operating Revenue	Quarterly Results	31,058	30,837		0.71		31,675	(1.95)
	YTD(3) Results	31,058	N.A	*	N.A	*	31,675	(1.95)
Operating Income (Loss)	Quarterly Results	4,095	1,308		213.20		4,824	(15.10)
	YTD(3) Results	4,095	N.A	*	N.A	*	4,824	(15.10)
Profit (Loss) Before Income Tax	Quarterly Results	4,339	1,710		153.83		6,010	(27.80)
	YTD(3) Results	4,339	N.A	*	N.A	*	6,010	(27.80)
Profit (Loss) for the Period	Quarterly Results	3,327	1,060		214.01		4,746	(29.90)
	YTD(3) Results	3,327	N.A	*	N.A	*	4,746	(29.90)

(1)	Refers to the three-month period from January 1 to March 31 of a given year.
(2)	Refers to the three-month period from October 1 to December 30 of a given year.
(3)	Refers to the three-month period from January 1 to March 31 of a given year.
*	Means “not applicable.”

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	May 7, 2026 / 4:00 p.m. (Seoul time)

	Location	2026 1Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•

The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•

For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: May 7, 2026